Exhibit 2.2

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE THAT CIDARA THERAPEUTICS, INC. TREATS AS PRIVATE OR CONFIDENTIAL.

Assignment and Novation Agreement
This Assignment and Novation agreement (“Agreement”) dated as of April 24, 2024 (the “Effective Date”), is entered into by and among CIDARA THERAPEUTICS, INC., a corporation organized under the laws of the State of Delaware, USA, having its principal offices at 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121, USA (the “Transferor”), NAPP PHARMACEUTICAL GROUP LIMITED, a company incorporated under the laws of England, having its principal offices at Unit 191 Cambridge Science Park, Milton Road, Cambridge, England, CB4 0AB (the “Transferee”), MUNDIPHARMA MEDICAL COMPANY, a general exempted partnership established and existing under the laws of Bermuda, having its principal offices at Par La Ville Place, 14 Par La Ville Road, Hamilton HM08, Bermuda (“MMCO”), and MUNDIPHARMA MEDICAL COMPANY LIMITED, a company incorporated under the laws of England, having its principal offices at Unit 196 Cambridge Science Park, Milton Road, Cambridge, England, CB4 0AB (“MMCL”, and together with MMCO, the “Remaining Parties”) (and the Remaining Parties, together with the Transferor and the Transferee, the “Parties”);
WHEREAS, (a) the Transferor and MMCO entered into that certain Collaboration and License Agreement dated as of September 3, 2019, as amended by the Letter Agreement dated as of October 1, 2021 (the “First Letter Agreement”), the Second Letter Agreement dated November 1, 2021 (the “Second Letter Agreement”), the Third Letter Agreement dated April 20, 2022 (the “Third Letter Agreement”), the Fourth Letter Agreement dated December 19, 2022 (the “Fourth Letter Agreement”), and the Fifth Letter Agreement dated February 23, 2023 (the “Fifth Letter Agreement”, and together with the First Letter Agreement, the Second Letter Agreement, the Third Letter Agreement and the Fourth Letter Agreement, the “Letter Agreements”) and supplemented from time-to-time, attached hereto as Schedule 1 (collectively, the “Collaboration Agreement”), and (b) the Transferor and the MMCL entered into that certain Commercial Supply Agreement dated December 12, 2022, attached hereto as Schedule 2 (the “Supply Agreement”, and together with the Collaboration Agreement, the “Original Agreements”);
WHEREAS, effective as of the date hereof, the Transferor and the Transferee entered into (a) an Asset Purchase Agreement (the “Asset Purchase Agreement”) for the Transferor to, among other things, transfer to the Transferee certain assets, rights and properties of the Transferor (“Purchased Assets”) and certain liabilities of the Transferor related to such Purchased Assets (the “Assumed Liabilities”), each as more fully described in the Asset Purchase Agreement, and (b) a Transition Services Agreement (the “Transition Services Agreement”) for the temporary provision of certain services by the Transferor to the Transferee to ensure an orderly transition of the Purchased Assets and the Assumed Liabilities;
WHEREAS, the Transferor desires to novate, transfer and assign to the Transferee certain of its rights, title, interest, liabilities, duties and obligations in the Original Agreements, and the Transferee desires to accept such novation, transfer and assignment;

WHEREAS, the Remaining Parties desire to release the Transferor from certain of its obligations under the Original Agreements and to substitute the Transferee as a party to the Original Agreements in the Transferor’s place;
WHEREAS, Section 5.3 of the Collaboration Agreement provides for a Development Milestone Payment (as defined in the Collaboration Agreement) relating to the delivery of starting materials for rezafungin acetate production to the Transferor’s CMO in the amount of $11.145 million (“Development Milestone Payment 1”), which amount was paid to the Transferor on or about January 11, 2021, and which amount is refundable to MMCO as described therein; and
WHEREAS, in connection with the closing of the transactions contemplated by the Asset Purchase Agreement and the transactions contemplated hereby, MMCO is willing to forgive the Transferor’s obligation to refund Development Milestone Payment 1 pursuant to Section 5.3 of the Collaboration Agreement on the terms and conditions set forth herein.
NOW, THEREFORE, for consideration, the sufficiency of which is hereby acknowledged, and in consideration of the covenants and agreements herein, the Parties agree as follows:
1.Assignment and Assumption.
1.1Assignment. The Transferor irrevocably sells, assigns, grants, conveys, and transfers to the Transferee all of the Transferor’s right, title, and interest in and to the Original Agreements.
1.2Assumption. The Transferee unconditionally accepts such assignment and assumes all of the Transferor’s duties, liabilities, and obligations under the Original Agreements, and agrees to pay, perform, and discharge, as and when due, all of the obligations of the Transferor under the Original Agreements accruing on and after the Effective Date.
2.Novation.
2.1In consideration of this Agreement, the Transferor shall be relieved of all covenants, undertakings, warranties and other obligations under the Original Agreements and shall be fully relieved of liability accruing therefrom on and after the Effective Date to any other Party arising out of the Original Agreements. To the extent that any claim or right of action that relates to or arises out of the (a) Transferor’s obligation to deliver Cidara Know-How (as defined in the Collaboration Agreement) under Section 2.3(a) of the Collaboration Agreement, (b) Transferor’s obligation to use Commercially Reasonable Efforts (as defined in the Collaboration Agreement) to conduct the Global Development Plan under Section 4 of the Collaboration Agreement, including with respect to Transferor’s obligation to (i) manage and execute the Lead Indication Trial (as defined in the Collaboration Agreement) activities that are conducted in the Mundipharma Territory (as defined in the Collaboration Agreement), and (ii) manage and execute the CMC development activities set forth in the Global Development Plan, (c) Transferor’s manufacturing and supply obligations under Section 4.18 of the Collaboration Agreement, and (d) Transferor’s obligations under the Letter Agreements, (collectively, the “Waived Matters”), MMCO, on behalf of itself and its Affiliates (as such term is defined in the Original Agreements), hereby irrevocably and unconditionally waives such claim or right of action and releases and forever discharges the Transferor and its Affiliates from all and any liabilities and obligations related to the Waived Matters.
2.2Substitution. Except as otherwise set forth herein, (a) the Parties intend that this Agreement is a novation of the Original Agreements, and that the Transferee be substituted for the Transferor, (b) the Remaining Parties recognize the Transferee as the Transferor’s successor-in-interest in and to the Original Agreements, (c) the Transferee by this Agreement becomes entitled to all right, title, and interest of the Transferor in and to the Original Agreements in as much as the Transferee is the substituted party to the Original Agreements as of and after the Effective Date, (d) the Remaining Parties and the Transferee shall be bound by the terms of the Collaboration Agreement or Supply Agreement, as applicable, in every way as if the Transferee were named in the novated Original Agreements in place of the Transferor as a party thereto as of and after the Effective Date, and (e) all references to “Cidara” in the Original Agreements shall be read as references to the Transferee as of and after the Effective Date.
2.3Reserved Claims.
(a)Except as otherwise set forth herein, nothing in this Agreement shall:
(i)render the Transferee liable for any act, omission or default of the Transferor under the Original Agreements occurring prior to the Effective Date; or
(ii)except (A) for the Waived Matters; or (B) the waivers in Sections 2.4 and 2.5 below, release or discharge any right, power, interest, benefit, obligation or liability of the Transferor or the Remaining Parties in respect of any act, omission or default of the Transferor or the Remaining Parties, respectively, under the Collaboration Agreement or Supply Agreement, as applicable, prior to the Effective Date.
(b)Notice of any claim brought by MMCO, MMCL or the Transferor for any act, omission or default by the Transferor, MMCO or MMCL, respectively, under the Collaboration Agreement or Supply Agreement, as applicable, which occurred prior to the Effective Date must be served by the claiming Party upon the other Party no later than the first (1st) anniversary of the Effective Date.
2.4Notwithstanding Section 2.3 of this Agreement, as of the Effective Date, (a) the Transferor acknowledges and agrees that it has no claim or right of action of any kind related to or arising in connection with MMCO’s obligations to timely pay Regulatory/Launch Milestone 2 (as such term is defined in the Collaboration Agreement) pursuant to

Section 5.5 of the Collaboration Agreement (it being understood that such acknowledgement extends to claims or rights of action related to the timing and manner of payment only and not Transferor’s right to receive Regulatory/Launch Milestone 2); and (b) the Transferor is waiving its right to receive payment in respect of Regulatory/Launch Milestone Event 4 (as such term is defined in the Collaboration Agreement). To the extent that any such claim or right of action exists or may exist in connection with clauses (a) or (b) of this Section 2.4, whether in law or in equity, and whether or not presently known to either of the Transferor or MMCO or to the law, the Transferor hereby irrevocably and unconditionally waives such claim or right of action and releases and forever discharges MMCO and its respective Affiliates from all and any liabilities and obligations related thereto. Nothing herein shall constitute a waiver of the obligation of MMCO to pay running royalties under Section 5.7 of the Collaboration Agreement for Net Sales of Licensed Products (as defined in the Collaboration Agreement) that occurred prior to the Effective Date and to cause all such royalties to be fully credited against Development Milestone Payment 1. MMCO shall provide the Transferor reports of Net Sales through the Effective Date in accordance with Section 6.1(b) of the Collaboration Agreement as if the Transferor remains a party to that agreement and shall confirm the full credit of such royalties to reduce the Development Milestone Payment 1.
2.5Notwithstanding Section 2.3 of this Agreement, as of the Effective Date, the Transferor agrees to waive its right to receive the payment that would have resulted from the reconciliation for the Cost of Goods to finally determine the Supply Price under Schedule 2 of the Supply Agreement for Product supplied prior to the Effective Date (which amount, as of the Effective Date, is estimated to be equal to $[*]) and the Transferor hereby acknowledges and agrees that it has no claim or right of action of any kind for any amounts that may be payable by MMCL to the Transferor had such reconciliation occurred for the true-up of the Cost of Goods under the Supply Agreement. Nothing herein shall constitute a waiver of Remaining Party’s obligation to pay Transferor for Product supplied by or on behalf of Transferor to Remaining Party on or before the Effective Date in accordance with the Supply Agreement and Remaining Party shall pay all such outstanding invoices concurrent with the execution of this Agreement.
2.6On or after the Effective Date, in the event of any alleged or actual breach by Transferor of Sections 3.2 or 4.1 of the Supply Agreement occurring prior to the Effective Date, to the extent such breach has resulted from a breach by the Cidara CMO (as defined in the Supply Agreement) under the relevant CMO Agreement (as defined in the Supply Agreement), the Transferee agrees to bring such claim directly against the relevant Cidara CMO; provided that the relevant CMO Agreement has been assigned by Transferor to the Transferee under the Asset Purchase Agreement, and the Transferee has such right of Action (as defined in the Asset Purchase Agreement) against such Cidara CMO. It is acknowledged and agreed by the Transferor and the Transferee that, notwithstanding anything set forth herein, the limitations on liability in Section 8.3 of the Supply Agreement shall survive in connection with any relevant claims.

3.Forgiveness of Refund Obligation of Development Milestone Payment 1.
3.1For purposes of this Section 3, the below terms shall have the following meanings:
“Carryover Period” shall have the meaning provided in the Transition Services Agreement.
“Carryover Services” shall have the meaning provided in the Transition Services Agreement.
“Closing” shall have the meaning provided in the Asset Purchase Agreement.
“Know-How Transfer Plan” shall have the meaning provided in the Asset Purchase Agreement.
“Services” shall have the meaning provided in the Transition Services Agreement.
“TSA Initial Period End Date” means the date which is seventy-five (75) days following the date of Closing.
3.2The Transferor, the Transferee and MMCO acknowledge and agree that, notwithstanding the assignment and novation of the Collaboration Agreement hereunder, the Transferor’s obligations with respect to the Development Milestone Payment 1 shall continue, and the Development Milestone Payment 1 shall continue to be refundable and refunded (to the extent not already credited toward royalties payable to the Transferor pursuant to Sections 5.3 and 5.7 of the Collaboration Agreement) by the Transferor from and after the Effective Date except as expressly set forth below. The Transferor, the Transferee and MMCO further acknowledge and agree that the Transferee shall have no obligations with respect to Development Milestone Payment 1, including any refund thereunder, under Section 5.3 of the Collaboration Agreement.
3.3Notwithstanding Section 3.2, MMCO agrees to waive its right to receive a refund of Development Milestone Payment 1 (subject to any deductions or credits that accrue prior to the Effective Date pursuant to Section 5.3 of the Collaboration Agreement with respect to royalties payable to the Transferor) if the following conditions are satisfied or expressly waived in writing by MMCO:
(a)The Transferor has duly performed and completed the Carryover Services in accordance with the Transition Services Agreement in all material respects; provided, that MMCO must notify the Transferor in writing of any alleged failure of the Transferor to perform and comply with the Carryover Services prior to the date falling ten (10) Business Days following the end of the Carryover Period;

(b)The Transferor has duly delivered to the Transferee (i) the Purchased Assets in accordance with Section 3.3 and Schedule 3.3 of the Asset Purchase Agreement and (ii) the Product Know-How and Product Data in accordance with Section 6.10 of the Asset Purchase Agreement and the Know-How Transfer Plan (unless such failure to deliver by the Transferor is directly attributable to the Transferee having failed to perform its obligations under the Know-How Transfer Plan in any material respect); and
(c)The Transferor has duly performed the Services in accordance with the Transition Services Agreement in all material respects during the period from Closing until the date falling seventy-five (75) days following the date of Closing; provided, that MMCO must notify the Transferor in writing of any alleged failure of the Transferor to perform and comply with the Services prior to the date falling ten (10) Business Days following the end of such seventy-five (75) day period (the conditions described in (a), (b) and (c), the “Conditions”).
3.4For the avoidance of doubt, (a) any royalties payable by MMCO under the Collaboration Agreement shall be credited against Development Milestone Payment 1 in accordance with Section 3.2 above; and (b) as of the Effective Date, no milestone payments are payable by MMCO to the Transferor under the Collaboration Agreement.
3.5Condition Fulfillment Procedures.
(a)Within ten (10) Business Days of the TSA Initial Period End Date, MMCO shall (i) provide notice in writing to the Transferor confirming whether (A) the Conditions have been satisfied and/or (B) it agrees to waive any such Conditions (in whole or in part) (“Notice of Satisfaction”) or (ii) subject to the provisos in Section 3.3(a) and 3.3(c), provide notice in writing to the Transferor indicating a failure to satisfy such Conditions with reasonably sufficient details of the alleged failure (“Notice of Breach”), which Notice of Breach shall include a description of the reasons why MMCO reasonably believes that a particular Condition has not been satisfied. If MMCO fails to deliver either a Notice of Satisfaction or a Notice of Breach to the Transferor within ten (10) Business Days of the TSA Initial Period End Date, then the Conditions shall be deemed to have been satisfied.
(b)If MMCO delivers a Notice of Satisfaction to the Transferor or the Conditions have been waived in writing by MMCO, the Transferor’s obligation to refund Development Milestone Payment 1 to MMCO shall be terminated and extinguished without the need for further action by the Transferor, and the Transferor shall have no further obligation to MMCO with respect to Development Milestone Payment 1; provided that the Transferor shall have credited any royalties payable under the Collaboration Agreement accruing prior to the Effective Date to Development Milestone Payment 1.
(c)If MMCO delivers a Notice of Breach to the Transferor, the Transferor may notify MMCO in writing that it desires to cure any deficiencies identified in the

Notice of Breach and shall have thirty (30) days from the date on which the relevant Notice of Breach is delivered to cure or remedy such deficiencies at its sole cost. If the Transferor reasonably believes that it has cured such deficiencies, the Transferor shall deliver a notice (a “Notice of Cure”) to MMCO detailing the remedial actions taken with respect to such deficiencies. MMCO shall have ten (10) Business Days from the date on which a Notice of Cure is delivered to review such Notice of Cure and either deliver a Notice of Satisfaction or, if MMCO reasonably believes that the Conditions have not been satisfied notwithstanding the Transferor’s remedial actions, a second Notice of Breach (which Notice of Breach must include a description of the reasons why MMCO reasonably believes that a particular Condition has not been satisfied) (a “Second Notice of Breach”) with respect to the Conditions. If MMCO fails to deliver either a Notice of Satisfaction or a Second Notice of Breach to the Transferor within ten (10) Business Days of the date of delivery of a Notice of Cure, then the Conditions shall be deemed to have been satisfied.
3.6The Transferor and MMCO shall use their respective reasonable efforts to resolve in an amicable and co-operative manner any disagreements which may arise as to whether any of the Conditions have been satisfied. In the event that the Transferor disputes any determination by MMCO that a Condition has not been satisfied, the Transferor and MMCO will attempt to resolve any dispute in good faith. If, within the later of ten (10) Business Days of MMCO’s determination that a Condition has not been satisfied or, if the Transferor elects to exercise its right to cure under Section 3.5(c), ten (10) Business Days after MMCO’s delivery of a Second Notice of Breach, the Transferor and MMCO are unable to resolve the dispute, either the Transferor or MMCO may notify the other party in writing that the matter should be referred to the Chief Executive Officer of each party for resolution. The Chief Executive Officers of each of the Transferor and MMCO shall attempt to resolve the dispute in good faith as soon as reasonably practicable and in any event within 30 days of the initial written request (or such longer period as agreed between the Transferor and MMCO in writing).
3.7If the Chief Executive Officers of each of the Transferor and MMCO are unable to resolve any dispute following such 30 day period, or such longer period as they may agree in writing, such issue shall be resolved in the manner set forth in Section 12.2 of the Collaboration Agreement, mutatis mutandis.
3.8If, upon a final, nonappealable resolution of any dispute regarding the satisfaction of the Conditions, it is determined that the Conditions were not satisfied or waived by MMCO , or if each of the Transferor and MMCO otherwise agree in writing that the Conditions were not satisfied, the Transferor shall refund Development Milestone Payment 1 to MMCO within ten (10) Business Days of the date on which such resolution or agreement has been made, in US Dollars by wire transfer of immediately available funds to an account designated in writing by MMCO to the Transferor.
3.9Each of the Transferor and MMCO acknowledge and agree that, in the event that the Conditions have been satisfied in accordance with this Agreement and MMCO fails to deliver a Notice of Satisfaction pursuant to Section 3.5, the Transferor may seek an injunction, specific performance and other equitable relief to compel MMCO to deliver a Notice of Satisfaction with respect to the Conditions and to extinguish the Transferor’s obligation to refund Development Milestone Payment 1; provided that prior to seeking equitable relief, the Transferor shall first exhaust all dispute resolution mechanisms in accordance with Sections 3.6 through 3.8 of this Agreement. MMCO and the Transferee agree that neither of them or any Affiliate will oppose the granting of an injunction, specific performance or other equitable relief on the ground that the Transferor has an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Transferor shall not be required to provide any bond or other security in connection with any order or injunction contemplated by this Section 3.9.
4.Miscellaneous.
4.1Notices. Any notices to be made in accordance with this Agreement shall be delivered to the following addresses:

Notice to the Transferor:	6310 Nancy Ridge Drive, Suite 101 San Diego, CA 92121
Email: legal@cidara.com
Attention: General Counsel
Notice to the Transferee:	Unit 191 Cambridge Science Park, Milton Road, Cambridge, England, CB4 0AB
Email: general.counsel@mundipharma.com
Attention: General Counsel
Notice to MMCO:	Par La Ville Place, 14 Par La Ville Road, Hamilton HM08, Bermuda
Email: general.counsel@mundipharma.com
Attention: General Manager With a copy (which shall not constitute notice) to: Unit 191 Cambridge Science Park, Milton Road, Cambridge, England, CB4 0AB Attention: General Counsel
Notice to MMCL:	Unit 191 Cambridge Science Park, Milton Road, Cambridge, England, CB4 0AB
Email: general.counsel@mundipharma.com
Attention: General Counsel

4.2Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of, the Parties hereto and their respective, successors and assigns.
4.3Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
4.4Entire Agreement. This Agreement, together with Schedule 1, Schedule 2 and Schedule 3 hereto, the Asset Purchase Agreement and the agreements and transactions described therein, sets forth the entire understanding of the Parties, and supersedes all prior oral or written understandings and agreements with respect to the subject matter hereof.
4.5Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
4.6Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.
(a)This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflict of laws principles thereof to the extent that such principles would result in the application of the laws of any other jurisdiction.
(b)Except as set forth in Sections 3.6, 3.7 and 3.8, any action arising out of or relating to this Agreement or the transactions contemplated hereby may only be instituted in the Chancery Court of the State of Delaware in and for New Castle County (each Party hereby agreeing not to challenge the jurisdiction of the Court of Chancery of the State of Delaware or appropriateness of such venue), or if the Court of Chancery refuses to accept jurisdiction, the United States District Court for the District of Delaware (each Party hereby agreeing not to challenge the jurisdiction of the United States District Court for the District of Delaware or appropriateness of such venue), or, if such United States District Court also refuses to accept jurisdiction, then any Delaware State court sitting in New Castle County (each Party hereby agreeing not to challenge the jurisdiction of the Delaware State court sitting in New Castle county or appropriateness of such venue) and each Party waives any objection which such Party may now or hereafter have to the laying of the venue of any such action, and irrevocably submits to the exclusive jurisdiction of any such court in any such action.
(c)EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE

OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.6(c).
4.7No Third Party Beneficiaries. This Agreement is not intended to confer on or on behalf of any person not a Party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.
4.8Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.
4.9Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Waiver of any term or condition of this Agreement by any Party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.
4.10Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties to this Agreement.
4.11Asset Purchase Agreement. The Parties acknowledge and agree that this Agreement is entered into pursuant to the Asset Purchase Agreement, to which reference is made for a further statement of the rights and obligations of the Parties with respect to the Original Agreements. For the avoidance of doubt, the representations, warranties, covenants, agreements, and indemnities contained in the Asset Purchase Agreement shall not be superseded hereby but shall remain in full force and effect to the full extent provided therein. In the event of any conflict between the terms and conditions of the Asset Purchase Agreement and a term or condition of this Agreement, the term or condition of the Asset Purchase Agreement shall control.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date.

CIDARA THERAPEUTICS, INC.
By_/s/ Jeffrey Stein, Ph.D._ Name: Jeffrey Stein, Ph.D. Title: President and Chief Executive Officer
NAPP PHARMACEUTICAL GROUP LIMITED
By_/s/ Bryan Lea ________ Name: Bryan Lea Title: Director
MUNDIPHARMA MEDICAL COMPANY
By_/s/ David Dawson ______ Name: David Dawson Title: General Manager
MUNDIPHARMA MEDICAL COMPANY LIMITED
By_/s/ Bryan Lea _________ Name: Bryan Lea Title: Director